RECEIVED

2006 MAR -7 A 10: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
: 34394 ZİNCİRLİKUYU / İSTANBUL
: P.K. 115 34330 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ERTUĞRULGAZİ 846 000 0422

FABRİKA : YALOVA YOLU 10. Km
: (16369) BURSA
: P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
(224) 261 13 50
Tic.Sic.No. : 100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

06011348

01.03.2006

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

SUPPL

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Enclosure:
1- Board decisions 2006/2

3/7

Koç

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 01.03.2006

Number of the Decision : 2006/2

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member&CEO-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT :

Determination of the location, date, time and Agenda of the Ordinary Meeting of the General Assembly.

The Member of the Board of Directors Mr. F. Bülent Özaydınlı proposed that the items of agenda be discussed and that appropriate resolutions be passed with respect thereto. Thus, the Board of Directors discussed and resolved on the following matters.

For a discussion of the below given agenda, it has been decided to convene the annual Ordinary General Assembly Meeting of Tofaş Türk Otomobil Fabrikası A.Ş. on Thursday, 20 April 2006 at 11.00 hours, in Divan Hotel located at Cumhuriyet Caddesi No: 2 Taksim-İstanbul, as determined by the previous resolution passed by the Board of Directors to effect the convention ceremony according to the applicable procedures, and to therefore prepare the Balance Sheets and Income Statements as well as the Board of Directors' Report that will be submitted to the General Assembly's approval, to present them to the next meeting of the Board of Directors for a preliminary discussion, and to keep such Board of Directors Report, Balance Sheets, Income Statements and Auditing Reports in Company Headquarters within the legal period and publish on the Website prior to the General Assembly Meeting for inspection by the Shareholders.

38th ORDINARY GENERAL ASSEMBLY OF
TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ
DATED 20 APRIL 2006
AGENDA OF THE MEETING

1. Opening and election of the Chairmanship Council,

2. Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2005 operations and accounts; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2005 Balance Sheets and Income Statements,

3. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2005,

4. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2005's income,

5. Informing the General Assembly on the donations and grants given to foundations and associations by the Company for social support purposes in 2005,

6. Re-election or replacement of the Auditors whose terms of office have expired,

7. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,

8. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,

9. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members, officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,

10. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,

11. Wishes and Opinions.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

F.BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

ALFREDO ALTAVILLA
Member&CEO

M.SELÇUK GEZDUR
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member